# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Netcapital Inc., CIK 0001414767
CUSIP: 64113L202
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 1 Lincoln Street, Boston, Massachusetts (MA), 02111
Date of event which requires filing of this statement: 12/02/2025
Amends the filing with accession number 0001104659-25-117355
Filed by CIK 0002081874
Persons authorized to receive notices and communications: Alexander Chase Deitch, 1050 Crown Pointe Parkway, Suite 500, Atlanta, Georgia (GA), 30338, 404-996-2817

## Reporting persons
- Strategic EP, LLC (CIK 0002081874): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 338,695; sole dispositive power 0; shared dispositive power 338,695; aggregate amount beneficially owned 338,695 (6.9% of the class)
  Comment: The amounts listed in rows 8, 10 and 11 and the percentage in row 13 in this Amendment No. 1 to Statement on Schedule 13D ("Amendment No. 1") are based on 4,917,889 shares of common stock, par value $0.001 per share, of the issuer (the ''Common Stock'') outstanding as of October 21, 2025, as disclosed in the issuer's Registration Statement on Form S-3 (File No. 333-290992), filed by the issuer with the U.S. Securities and Exchange Commission (the ''SEC'') on October 21, 2025 (the ''Registration Statement'').
- Alexander Chase Deitch: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 338,695; sole dispositive power 0; shared dispositive power 338,695; aggregate amount beneficially owned 338,695 (6.9% of the class)
  Comment: The amounts listed in rows 8, 10 and 11 and the percentage in row 13 in this Amendment No. 1 are based on 4,917,889 shares of Common Stock outstanding as of October 21, 2025, as disclosed in the Registration Statement.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.001 per share
Name of issuer: Netcapital Inc.
Address of issuer's principal executive offices: 1 Lincoln Street, Boston, Massachusetts (MA), 02111
Comment:
This Amendment No. 1 amends and supplements the Statement on Schedule 13D, initially filed by the Reporting Persons with the SEC on December 1, 2025 (the "Schedule 13D"). Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

The purpose of this Amendment No. 1 is to update the Reporting Persons' beneficial ownership information in the Schedule 13D.

Except as specifically amended below, all other provisions of the Schedule 13D remain in effect.

## Item 2. Identity and Background
Name of person filing: This Amendment No. 1 is being filed by Strategic EP, LLC ("Strategic"), a Delaware limited liability company, and Alexander Chase Deitch, a United States citizen (collectively with Strategic, the "Reporting Persons" and each, a "Reporting Person").
Residence or business address: The principal business address of each of the Reporting Persons is 1050 Crown Pointe Parkway, Suite 500, Atlanta, GA 30338.
Present principal occupation or employment: The principal business of Strategic is to finance transactions in the private and capital markets. The principal business of Mr. Deitch is to manage Strategic.
Criminal convictions in the last five years: During the last five years, neither of the Reporting Persons, nor any managing member or other member of any Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither of the Reporting Persons, nor any managing member or other member of any Reporting Person, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a) above for the Reporting Person's place of organization and citizenship, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
"Item 3. Source and Amount of Funds or Other Consideration" of the Schedule 13D is hereby amended and restated in its entirety as follows:

On November 20, 2025, Strategic purchased an aggregate of 50,000 shares of Common Stock of the issuer in the open market at $0.6795 per share. On November 20, 2025, Strategic purchased an aggregate of 50,000 shares of Common Stock of the issuer in the open market at $0.7093 per share. On November 20, 2025, Strategic purchased an aggregate of 50,000 shares of Common Stock of the issuer in the open market at $0.6745 per share. On November 20, 2025, Strategic purchased an aggregate of 46,560 shares of Common Stock of the issuer in the open market at $0.7191 per share. On November 20, 2025, Strategic purchased an aggregate of 3,440 shares of Common Stock of the issuer in the open market at $0.69 per share. On November 21, 2025, Strategic purchased an aggregate of 35,000 shares of Common Stock of the issuer in the open market at $0.82 per share. On November 21, 2025, Strategic purchased an aggregate of 5,485 shares of Common Stock of the issuer in the open market at $0.8197 per share. On November 21, 2025, Strategic purchased an aggregate of 3,456 shares of Common Stock of the issuer in the open market at $0.697 per share. On November 25, 2025, Strategic purchased an aggregate of 20,000 shares of Common Stock of the issuer in the open market at $0.9778 per share. On November 28, 2025, Strategic purchased an aggregate of 20,000 shares of Common Stock of the issuer in the open market at $0.9663 per share. On December 2, 2025, Strategic purchased an aggregate of 30,000 shares of Common Stock of the issuer in the open market at $0.8898 per share. On December 2, 2025, Strategic purchased an aggregate of 15,005 shares of Common Stock of the issuer in the open market at $0.9695 per share. On December 2, 2025, Strategic purchased an aggregate of 9,610 shares of Common Stock of the issuer in the open market at $0.9996 per share. On December 2, 2025, Strategic purchased an aggregate of 139 shares of Common Stock of the issuer in the open market at $0.89 per share. The sources of each of the foregoing transactions were working capital of Strategic.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information contained in rows (7), (8), (9), (10), (11) and (13) of the cover page of this Amendment No. 1 and the corresponding footnotes, and the information set forth in or incorporated by reference in Item 3 and Item 5 of this Amendment No. 1 is hereby incorporated by reference in its entirety into this Item 4.

Except as described above, the information contained in "Item 4. Purpose of Transaction" of the Schedule 13D is not being amended by this Amendment No. 1.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See the responses to rows 11 and 13 on the cover pages of this Amendment No. 1 for each of the Reporting Persons. The aggregate percentages of shares of Common Stock reported owned by Strategic and Mr. Deitch is based upon 4,917,889 shares of Common Stock outstanding, as disclosed in the Registration Statement.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to rows 7, 8, 9 and 10 on the cover pages of this Amendment No. 1 for each of the Reporting Persons.
Transactions in the class effected during the past sixty days:
Except as set forth in Item 3 of this Amendment No. 1, no Reporting Person has, to the best of each Reporting Person's knowledge, engaged in any transaction with respect to the shares of Common Stock of the issuer during the sixty days prior to the date of filing this Amendment No. 1.

Except as described above, the information contained in "Item 5. Interest in Securities of the Issuer" of the Schedule 13D is not being amended by this Amendment No. 1.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information contained in "Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer" of the Schedule 13D is not being amended by this Amendment No. 1.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: The information contained in "Item 7. Material to be filed as Exhibits" of the Schedule 13D is not being amended by this Amendment No. 1.

## Signatures
- Strategic EP, LLC: /s/ Alexander Chase Deitch, Alexander Chase Deitch, Manager (12/08/2025)
- Alexander Chase Deitch: /s/ Alexander Chase Deitch, Alexander Chase Deitch (12/08/2025)